UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Christian Waage

Vice President, General Counsel and Corporate Secretary

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Brandee Fernandez, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Websense, Inc., a Delaware corporation (“Websense” or the “Company”), with the Securities and Exchange Commission on May 29, 2013, relating to the offer by Tomahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of Websense’s common stock, $0.01 par value per share, at a price of $24.75 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Legal Proceedings” on page 40 of the Schedule 14D-9 and replacing it with the following paragraph:

Between May 23, 2013 and May 31, 2013, four putative class-action lawsuits were filed against: (a) the Company; (b) each member of the Company’s board of directors (including its chief executive officer); and (c) Vista Equity Partners, Vista Equity Partners Fund IV, L.P., Tomahawk Acquisition, LLC, and Tomahawk Merger Sub, Inc. (collectively the “Vista Entities”). Three complaints were filed in the Superior Court of the State of California (captioned Coyne v. Websense, Inc., Case No. 37-2013-00050566-CU-SL-CTL, Krieger v. Websense, Inc., Case No. 37-2013-00050132-CU-SL-STL, and Laborers’ Local #231 Pension Fund v. Websense, Inc., Case No. 37-2013-00050879-CU-BT-CTL (the “California Complaints”)) and one was filed in the Court of Chancery of the State of Delaware (captioned Willner v. Websense, Inc., Case No. 8614 (the “Delaware Complaint,” and together with the California Complaints, the “Complaints”)). The Complaints generally allege that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to the Vista Entities, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, the Complaints assert that the Company’s directors breached their fiduciary duties to the Company’s public stockholders by, among other things, (i) agreeing to sell the Company to the Vista Entities at an unfair price, (ii) implementing an unfair process and (iii) agreeing to certain provisions of the Merger Agreement that purportedly favor the Vista Entities and deter alternative bids. The Delaware Complaint also alleges that the Company’s directors breached their fiduciary duty of disclosure by omitting material information from the Company’s Schedule 14D-9, filed on May 29, 2013. The Complaints seek injunctive relief and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to vigorously defend against these claims. The foregoing description is qualified in its entirety by reference to the Complaints which are attached to the Schedule TO as Exhibit 99(a)(5)(A), Exhibit 99(a)(5)(B), Exhibit 99(a)(5)(C) and Exhibit 99(a)(5)(D).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBSENSE, INC.

By:	/s/ Christian Waage
Christian Waage

Title:	Vice President, General Counsel and Corporate Secretary

Dated: June 3, 2013

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